

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April 24, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Kevan Hensman
Chief Financial Officer
Aspen Exploration Corporation
2050 S. Oneida St., Suite 208
Denver, CO 80224-2426

> **Re: Aspen Exploration Corporation**
> **Preliminary Schedule 14A, Amendment No. 2**
> **Filed April 22, 2009**
> **File No. 0-09494**

Dear Mr. Hensman:

    We have completed our review of your Preliminary Schedule 14A filing and have no further comments at this time.

                                    Sincerely,

                                    H. Roger Schwall
                                    Assistant Director

cc: T. Levenberg
        N. Gholson
        Peter Waltz, Esq. – Burns, Figa & Will, P.C. (facsimile (303) 796-2777)